SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Investigate Selected by New York’s Nassau County to Drive Digital Transformation for District Attorney’s Office and Police Department, Dated March 5, 2020.
99.2 NICE Enables Critical Business Continuity as Organizations Race to Address Customer Service Spikes in Light of COVID-19, Dated March 10, 2020.
99.3 NICE inContact Provides Customers New Enhanced Customer Service and Business Continuity Capabilities During COVID-19 Outbreak, Dated March 10, 2020.
99.4 Ibotta Selects NICE to Improve Remote Workforce Management and Engagement, Dated March 11, 2020.
99.5 NICE Launches CXone@home to Enable Immediate Contact Center Transition to Work-From-Home in Response to COVID-19, Dated March 16, 2020.
99.6 NICE Actimize Enterprise Fraud Wins FinTech Breakthrough Award for Second Consecutive Year, Dated March 19, 2020.
99.7 NICE Accelerates Dramatic Shift of Tens of Thousands of Agents to Work From Home for Both New and Existing Customers, at a Record Pace, Dated March 20, 2020.
99.8 NICE Actimize Adds Innovative Applications to X-Sight Marketplace Which Provide Digital Insights to Detect Fraud and Suspicious Activity, Dated March 24, 2020.
99.9 NICE Offers Investigate Xpress to Immediately Enable Continuity of Police Operations in Response to COVID-19, Dated March 24, 2020.
100.0 NICE Launches WEM@home, Helping Organizations Maintain Service Levels and Agent Engagement While Working From Home, Dated March 30, 2020.
100.1 NICE Reports a Surge in Usage of Self-Service Scheduling to Accommodate Rapid Shift-Swap and Extra Hours Due to COVID-19, Dated March 31, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: April 7, 2020

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:
99.1 NICE Investigate Selected by New York’s Nassau County to Drive Digital Transformation for District Attorney’s Office and Police Department, Dated March 5, 2020.
99.2 NICE Enables Critical Business Continuity as Organizations Race to Address Customer Service Spikes in Light of COVID-19, Dated March 10, 2020.
99.3 NICE inContact Provides Customers New Enhanced Customer Service and Business Continuity Capabilities During COVID-19 Outbreak, Dated March 10, 2020.
99.4 Ibotta Selects NICE to Improve Remote Workforce Management and Engagement, Dated March 11, 2020.
99.5 NICE Launches CXone@home to Enable Immediate Contact Center Transition to Work-From-Home in Response to COVID-19, Dated March 16, 2020.
99.6 NICE Actimize Enterprise Fraud Wins FinTech Breakthrough Award for Second Consecutive Year, Dated March 19, 2020.
99.7 NICE Accelerates Dramatic Shift of Tens of Thousands of Agents to Work From Home for Both New and Existing Customers, at a Record Pace, Dated March 20, 2020.
99.8 NICE Actimize Adds Innovative Applications to X-Sight Marketplace Which Provide Digital Insights to Detect Fraud and Suspicious Activity, Dated March 24, 2020.
99.9 NICE Offers Investigate Xpress to Immediately Enable Continuity of Police Operations in Response to COVID-19, Dated March 24, 2020.
100.0 NICE Launches WEM@home, Helping Organizations Maintain Service Levels and Agent Engagement While Working From Home, Dated March 30, 2020.
100.1 NICE Reports a Surge in Usage of Self-Service Scheduling to Accommodate Rapid Shift-Swap and Extra Hours Due to COVID-19, Dated March 31, 2020.